SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2004

Commission File Number 001-16445

ROCKWELL COLLINS
Retirement Savings Plan for Bargaining Unit Employees

Rockwell Collins, Inc.
(Exact name of registrant as specified in its charter)

Delaware **(State or other jurisdiction of incorporation or organization)**	**52-2314475** **(I.R.S. Employer Identification No.)**
400 Collins Road NE **Cedar Rapids, Iowa** **(Address of principal executive offices)**	**52498** **(Zip Code)**

Registrant's telephone number, including area code: (319) 295-6835
(Office of the Corporate Secretary)

Rockwell Collins Retirement Savings Plan for Bargaining Unit Employees

Financial Statements as of and for the Years Ended December 31, 2004 and 2003, Supplemental Schedule as of December 31, 2004 and Report of Independent Registered Public Accounting Firm

ROCKWELL COLLINS RETIREMENT SAVINGS PLAN FOR BARGAINING UNIT EMPLOYEES

TABLE OF CONTENTS

All other schedules required by Section 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

Deloitte.

Deloitte & Touche LLP
Two Prudential Plaza
180 North Stetson Avenue
Chicago, IL 60601-6779
USA

Tel: +1 312 946 3000
Fax: +1 312 946 2600
www.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Trustee and Participants of
Rockwell Collins Retirement Savings Plan for Bargaining Unit Employees:

We have audited the accompanying statements of net assets available for benefits of Rockwell Collins Retirement Savings Plan for Bargaining Unit Employees (the "Plan") as of December 31, 2004 and 2003, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2004 and 2003, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2004 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This schedule is the responsibility of the Plan's management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic 2004 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic 2004 financial statements taken as a whole.

Deloitte & Touche LLP

June 9, 2005

ROCKWELL COLLINS RETIREMENT SAVINGS PLAN FOR BARGAINING UNIT EMPLOYEES

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2004 AND 2003

	2004	2003
NET ASSETS AVAILABLE FOR BENEFITS:		
Investments at fair value:		
Rockwell Collins Defined Contribution Master Trust	$ 25,785,443	18,946,590
Loan fund	753,712	615,383
NET ASSETS AVAILABLE FOR BENEFITS	$ 26,539,155	$ 19,561,973

See notes to financial statements.

ROCKWELL COLLINS RETIREMENT SAVINGS PLAN FOR BARGAINING UNIT EMPLOYEES

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS FOR THE YEARS ENDED DECEMBER 31, 2004 AND 2003

	2004	2003
ADDITIONS:		
Investment income:		
Plan interest in net investment income of		
Rockwell Collins Defined Contribution Master Trust	$ 2,933,395	$ 3,544,457
Interest	33,260	27,858
Total investment income	2,966,655	3,572,315
Contributions:		
Participants	3,983,279	3,421,883
Employer	786,916	738,777
Rollovers	80,911	44,111
Total contributions	4,851,106	4,204,771
Total additions	7,817,761	7,777,086
DEDUCTIONS:		
Payments to participants or beneficiaries	(628,387)	(718,684)
Deemed distributions of loan defaults	(29,923)	(34,692)
Total deductions	(658,310)	(753,376)
NET TRANSFERS BETWEEN AFFILIATED PLANS	(182,269)	-
NET INCREASE IN NET ASSETS AVAILABLE FOR BENEFITS	6,977,182	7,023,710
NET ASSETS AVAILABLE FOR BENEFITS, BEGINNING OF YEAR	19,561,973	12,538,263
NET ASSETS AVAILABLE FOR BENEFITS, END OF YEAR	$ 26,539,155	$ 19,561,973

See notes to financial statements.

ROCKWELL COLLINS RETIREMENT SAVINGS PLAN FOR BARGAINING UNIT EMPLOYEES

NOTES TO FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2004 AND 2003

1. DESCRIPTION OF THE PLAN

This brief description of the Rockwell Collins Retirement Savings Plan for Bargaining Unit Employees (the "Plan") is provided for general information purposes only. Participants should refer to the Plan document for more complete information.

Rockwell Collins, Inc. (the "Company" or the "Plan Administrator") maintained three defined contribution savings plans for the benefit of its employees. The investment assets of these plans were held and administered by the Rockwell Collins Defined Contribution Master Trust (the "Master Trust"). These plans included the Rockwell Collins Retirement Savings Plan for Hourly Employees, the Rockwell Collins Savings Plan and the Rockwell Collins Retirement Savings Plan for Bargaining Unit Employees. Each of the participating plans had an interest in the net assets of the Master Trust and changes therein. During 2004 the Rockwell Collins Retirement Savings Plan for Hourly Employees was merged into the Rockwell Collins Savings Plan.

On November 15, 2004 the Plan added a payment option related to the investments in Company stock to reflect an Employee Stock Ownership Plan feature ("ESOP") as defined by the Internal Revenue Code ("IRC"). This change allows the participants whose accounts hold shares in the Rockwell Collins Stock Fund to either receive the dividends paid on these shares in cash as taxable compensation or to have the dividends reinvested in the Plan with taxes deferred. Participants were offered the opportunity to elect their choice of treatment regarding dividends paid on Company stock held in the Plan, with dividend reinvestment as the default. Participants may change this election at any time.

To reduce administrative expenses related to the plans, the Plan Administrator consolidated the roles of trustee and record keeper effective with the close of business on August 31, 2003. Wells Fargo of California, N.A. who had been the trustee from the inception of the Plan, transferred its duties and responsibilities as trustee to Fidelity Management Trust Company (the "Trustee"). The Trustee maintains supporting records for the purpose of allocating the net assets and the gain or loss of the investment accounts to each of the participant plans with respect to the Master Trust.

General – The Plan is a defined contribution plan sponsored by the Company. Substantially, all U.S. based bargaining unit employees are eligible to participate in the Plan. The Rockwell Collins Employee Benefit Committee controls and manages the operation and administration of the Plan. The assets are managed by the Trustee. The Employee Benefit Plan Committee of the Company selects the investment options available to participants. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"), as amended.

Investment options used by participants include twenty-one mutual funds and the following stock fund specific to the Plan:

- ***Rockwell Collins, Inc. Common Stock Fund*** – Invests principally in the common stock of Rockwell Collins, Inc. and may hold cash. Participants may elect to transfer all or a portion of their balances in Company contributions in the Rockwell Collins, Inc. Common Stock Fund to any of the twenty-one mutual fund alternatives at any time.

Certain participants have or had balances in the following stock funds that no longer allow additional contributions or transfers from other funds:

- ***Conexant Companies, Inc. Common Stock Fund*** – Invests principally in the common stock of Conexant Systems, Inc. and its subsequent spin-offs and may hold cash.

- ***Rockwell Automation, Inc. Common Stock Fund*** – Invests principally in the common stock of Rockwell Automation, Inc. and may hold cash.

Contributions – The Plan provides that eligible employees electing to become participants may contribute up to a maximum of 50% of base compensation (16% prior to June 28, 2003), subject to limitations imposed by law. Participant contributions can be made either before or after United States federal taxation of a participant's compensation. However, pre-tax contributions by highly compensated participants are limited to 20% of the participant's base compensation (12% prior to March 1, 2004, subject to limitations). Participants age 50 and over are allowed to contribute an additional amount as pre-tax catch-up contributions to the Plan, as specified in the IRC. No Company matching contributions are made with respect to the catch-up contributions.

The Company matching contribution is 50% of participant contributions up to $750 per participant for the Plan years beginning January 1, 2003 and beyond. Company contributions are made to the Rockwell Collins, Inc. Common Stock Fund. Participants may elect to transfer all or a portion of their balances in Company contributions in the Rockwell Collins, Inc. Common Stock Fund to any of the available investment alternatives at any time.

Participant Accounts – Individual accounts are maintained for each Plan participant. Each participant's account is credited with the participant's contribution, the Company's matching contribution, and an allocation of Plan earnings, and charged with withdrawals and an allocation of Plan losses. Allocations are based on participant earnings or account balances, as defined by the Plan. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

Investment Elections – Participants may elect to have their contributions made to any of the funds that are available to participant contributions in 1% increments. Participants may change such investment elections on a daily basis. If a participant does not have an investment election on file, contributions will be made to the Fidelity Managed Income Portfolio Fund II.

Unit Values – Participants do not own specific securities or other assets in the various funds, but have an interest therein represented by units valued as of the end of each business day. However, voting rights are extended to participants in proportion to their interest in Rockwell Collins, Inc. common stock held in the Rockwell Collins, Inc. Common Stock Fund. Participants' accounts are charged or credited, as the case may be, with the number of units properly attributable to each participant.

Vesting – Each participant is fully vested at all times in the portion of the participant's account that relates to the participant's contribution and earnings thereon. Vesting in the Company contribution portion of participant accounts plus actual earnings thereon is based on years of vested service. A participant is 100% vested after five years of vested service, three years for participants in STS. Until a participant reaches five years of vesting service, the participant is not vested in amounts related to Company contributions.

Participant Loans – Loans may be obtained from the balance of a participant's account in amounts not less than $1,000 and not greater than the lesser of $50,000 reduced by the participant's highest outstanding loan balance during the 12 month period before the date of the loan or 50% of the participant's vested account balance less any outstanding loans. Participants may have up to two outstanding loans at a time. Loans are collateralized by the remaining balance in the participant's account. Interest is charged at a rate equal to the prime rate plus 1% at time of loan origination. Loan repayments of principal and interest are collected through payroll deductions over terms of 12, 24, 36, 48, or 60 months or up to 120 months for the purchase of a primary residence, or repaid in full at any time. Payments of principal and interest are credited to the participant's account.

Payment of Benefits – Active participants may withdraw certain amounts up to their entire vested interest when the participant attains the age of 59-1/2 or is able to demonstrate financial hardship. Participant vested amounts are payable upon retirement, death, or other termination of employment.

Upon retirement, participants may elect to receive the vested portion of their account balance (employee and Company contributions) in the form of a lump sum or in annual installment payments for up to 10 years, subject to the distribution rules of the IRC.

Upon termination of employment other than retirement, participants must receive the vested portion of their account balance (employee and Company contributions) in the form of a lump sum, subject to the distribution rules of the IRC.

Forfeited Accounts – The non-vested portion of a participant's account is forfeited when certain terminations described in the Plan occur. Forfeitures remain in the Plan and are used to reduce the Company's contributions to the Plan. The Plan contains specific break in service provisions that enable a participant's account to be restored upon re-employment and fulfillment of certain requirements. At December 31, 2004 and 2003, forfeited nonvested accounts totaled $0 and $1,679, respectively. During the years ended December 31, 2004 and 2003, Company contributions were reduced by $0 and $1,084, respectively, from forfeited nonvested accounts.

Plan Termination – Although the Company has not expressed any intention to terminate the Plan, the Company has the authority (subject to the collective bargaining agreement) to terminate or modify the Plan or suspend contributions to the Plan in accordance with ERISA. In the event the Plan is terminated or contributions by the Company are discontinued, each participant's Company contribution account will be fully vested. Benefits under the Plan will be provided solely from the Plan assets.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting – The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

Use of Estimates – Estimates and assumptions made by the Plan's management affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions and deductions to Plan net assets available for benefits during the reporting period. Actual results could differ from those estimates. The Plan utilizes various investment instruments. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities may occur and that such changes could materially affect the amounts reported in the financial statements.

Investment Valuation – The Plan's investments are stated at fair value, which are primarily based on quoted market prices. The loan fund is stated at cost, which approximates fair value. Purchases and sales of securities are recorded on a trade date basis. Interest income is recorded on the accrual basis. Dividends are accrued on the ex-dividend date.

Administrative Expenses – All expenses are paid by the Company.

Payment of Benefits – There were no account balances of persons who have elected to withdraw from the Plan but have not yet been paid at December 31, 2004 and 2003.

Benefit payments are recorded when paid.

Net Transfers Between Affiliated Plans – Along with the Plan, the Company also sponsors a 401(k) plan for hourly and salary employees. If employees change their bargaining unit, hourly, or salary status during the year, their account balances are transferred into the corresponding plan. For the years ended December 31, 2004 and 2003, transfers out of the Plan were $182,269 and $0, respectively.

3. DEFINED CONTRIBUTION MASTER TRUST

As of December 31, 2004 and 2003, the Plan's investment assets, with the exception of the Participant Loan Fund, are held in the Master Trust account at the Trustee. This Plan participates in the Master Trust along with the Rockwell Collins Savings Plan and the Rockwell Collins Savings Plan for Hourly Employees (collectively, the "participating plans"). Each of the participating plans has an interest in the net assets of the Master Trust and changes therein. The Trustee maintains supporting records for the purpose of allocating the net assets and net gain or loss of the investment accounts to each of the participating plans.

The Master Trust investments are valued at fair value at the end of each day.

The net earnings or loss of the accounts for each day are allocated by the Trustee to each participating plan based on the relationship of the interest of each plan to the total of the interests of all participating plans.

The net assets of the Master Trust at December 31, 2004 and 2003 consisted of the following:

	2004	2003
Cash	$ -	$ 88,217
Mutual funds	489,943,907	378,470,734
Equity investments	69,403,623	65,275,985
Rockwell Collins, Inc. Common Stock Fund	226,619,687	156,426,047
Net assets	$785,967,217	$600,260,983
Plan's investment in Master Trust	$ 25,785,443	$ 18,946,590
Plan's investment in Master Turst as a percentage of total	3.3 %	3.2 %

The net investment income of the Master Trust for the years ended December 31, 2004 and 2003 consisted of the following:

	2004	2003
Net appreciation in fair value of investments:		
Mutual funds	$ 23,296,905	$ 48,853,120
Equity investments	67,269,177	68,901,801
Net appreciation	90,566,082	117,754,921
Interest and dividends	12,493,975	8,173,089
Net investment income	$ 103,060,057	$ 125,928,010
Plan's net investment income	$ 2,933,395	$ 3,544,457

The Master Trust's investments which exceeded 5% of Master Trust net assets as of December 31, 2004 and 2003 were as follows:

Description of Investment	2004	2003
Rockwell Collins, Inc. Common Stock fund*	$226,619,688	$156,426,047
Fidelity Dividend Growth Fund*	114,300,758	97,883,935
Fidelity Managed Income Portfolio II Fund*	86,047,417	80,179,761
Rockwell Automation, Inc. Common Stock Fund	62,664,668	52,679,995
Fidelity Mid-Cap Stock Fund*	55,713,378	47,395,381
Fidelity U.S. Equity Index Commingled Pool*	43,207,571	33,093,016

*Represents a party-in-interest to the Master Trust.

4. FEDERAL INCOME TAX STATUS

The Internal Revenue Service has determined and informed the Company by letter dated April 14, 2003, that the Plan and the related trust are designed in accordance with applicable sections of the IRC. The Plan Administrator and the Plan's tax counsel believe that the Plan is currently being operated in compliance with the applicable provisions of the IRC. As a result, no provision for income taxes has been included in the Plan's financial statements.

5. PARTY-IN-INTEREST TRANSACTIONS

As described in Note 1, the Plan invests in common stock of the Company.

Certain Plan investments are managed by the Trustee and these transactions qualify as party-in-interest transactions.

* * * * *

ROCKWELL COLLINS RETIREMENT SAVINGS PLAN FOR BARGAINING UNIT EMPLOYEES

FORM 5500, SCHEDULE H, PART IV, LINE 4i
SCHEDULE OF ASSETS (HELD AT END OF YEAR) AS OF DECEMBER 31, 2004

Identity of Issuer, Borrower, Lessor or Similar Party	Description of Investment including Collateral, Rate of Interest, Maturity Date, Par or Maturity Value	Current Value
Fidelity Investments Institutional Operations Company, Inc. *	Rockwell Collins Defined Contribution Master Trust	$ 25,785,443
Various participants*	Participant loans; prime rate plus 1%, (5% - 10.5%) due 2005 to 2011	753,712
Total assets held for investment purposes		$ 26,539,155

*Represents a party-in-interest to the Plan.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed on its behalf by the undersigned, hereunto duly authorized.

ROCKWELL COLLINS RETIREMENT SAVINGS PLAN FOR BARGAINING UNIT EMPLOYEES

Date: 6/27/05

Dennis J. Popovec
Plan Administrator

Date: 6/24/05

David H. Brehm
Vice President, Finance & Controller

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in Registration Statement Nos. 333-63100, 333-63120, and 333-72814 on Form S-8 and Nos. 333-63142 and 333-72914 on Form S-3 of Rockwell Collins, Inc. of our report dated June 9, 2005, relating to the financial statements and supplemental schedule of Rockwell Collins Retirement Savings Plan for Bargaining Unit Employees, appearing in this Annual Report on Form 11-K of Rockwell Collins Retirement Savings Plan for Bargaining Unit Employees for the year ended December 31, 2004.

Deloitte & Touche LLP

Chicago, Illinois
June 28, 2005